

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via Email
David G. Hirz
President and Chief Executive Officer
Smart & Final Stores, Inc.
600 Citadel Dr.
Commerce, CA 90040

> **Re:** **Smart & Final Stores, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 31, 2014**
> **File No. 333-196931**

Dear Mr. Hirz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Who We Are, page 1

1. We note your response to comment 6 in our letter dated July 18, 2014 and your indication that you believe that your stores are among the most productive in the food retail industry based, in part, on "your sales per square foot compared to that of the publicly traded conventional grocers…, warehouse club and mass merchandiser..." In order for investors to appreciate what you mean when you refer to "productive," please revise your disclosure to elaborate upon how you are using this term. Please also direct us to the publicly available data you refer to in your response in support of this statement.

Notes to Audited Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-17

2. We note your response to comment 30 in our letter dated July 18, 2014 along with the revised disclosures provided in your filing. Please address the following additional points related to your gift card program:

   - Please tell us how long you have been issuing gift cards;
   - Please tell us if you have performed any substantive analysis to evaluate whether gift cards are not expected to be redeemed after a certain time period; and
   - Please tell us whether any states in which you operate require you to escheat unredeemed gift cards after a certain time period.

Unaudited Condensed Consolidated Financial Statements, page F-74

3. Effective August 5, 2014, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

Exhibits and Financial Statement Schedules, page II-2

4. We note your response to comment 34 in our letter dated July 18, 2014 that you are "not substantially dependent on the Unified Agreement generally or as it relates to the supply of dry grocery and perishable products to [your] *Cash & Carry* stores." Please reconcile this statement with your disclosure on page 19 of your amended registration statement that Unified Grocers accounted for approximately 82% of your product requirements for your *Cash & Carry* stores in fiscal year 2013 and "[t]he cancellation of [your] distribution arrangement or the disruption, delay or inability of Unified Grocers to deliver products to [your] stores could adversely affect [your] operating results."

5. We note your response to comment 4 in our letter dated July 18, 2014 and your indication that the research conducted by Intalytics was commissioned by and prepared for you. In light of this, please provide a consent to the inclusion of such information, pursuant to Item 601(b)(23) of Regulation S-K or tell us why you do not believe such consent is required pursuant to Rule 436 of the Securities Act of 1933.

Undertakings, page II-4

6. We note your response to comment 35 in our letter dated July 18, 2014. However, please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K as the undertaking,

and Rule 159A from which the undertaking is derived, applies to all primary offerings of securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Pippa Bond, Esq.
    Robin Feiner, Esq.